JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

November 17, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 172

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 14, 2011 with respect to the registration statement for JPMorgan Asia Pacific Focus Fund (“Asia Pacific Focus Fund”), JPMorgan Ex-G4 Currency Strategies Fund (“Ex-G4 Currency Strategies Fund”), JPMorgan Global Unconstrained Equity Fund (“Global Unconstrained Equity Fund”), JPMorgan International Unconstrained Equity Fund (“International Unconstrained Equity Fund”), and JPMorgan Total Emerging Markets Fund (“Total Emerging Markets Fund”) (collectively, the “Funds”). Our responses to your comments are set forth below. Except as indicated below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on November 29, 2011 pursuant to the Rule.

GLOBAL COMMENTS — ALL FUNDS

Fees and Expenses of the Fund

1.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

2.	Comment: Please verify that the expense limitation agreements referenced in footnote 2 to the fee tables will be in effect at least 12 months from the effective date of the registration statement.

Response: We hereby confirm that the expense limitation agreement will be in effect for at least 12 months from the effective date of the registration statement and that such date will be reflected in the prospectuses filed pursuant to Rule 485(b).

More About the Fund

3.	Comment: The disclosure indicates that the frequency with which a Fund buys and sells securities will vary from year to year, depending on market conditions. Please verify that “High Portfolio Turnover Risk” is included for any Funds that have an anticipated portfolio turnover rate of over 100%.

Response: We hereby confirm that Portfolio Turnover Risk is included for any Fund that has an anticipated portfolio turnover of over 100%.

GLOBAL COMMENTS — STATEMENT OF ADDITIONAL INFORMATION FOR ALL FUNDS EXCEPT EX-G4 CURRENCY STRATEGIES FUND

4.	Comment: Please move the following disclosure from the Statement of Additional Information to the Item 9 disclosure in each Fund’s prospectus: “This policy may be changed by the Board of Trustees without shareholder approval. However, the Fund will provide shareholders with written notice at least 60 days prior to a change in its 80% policy.”

Response: The proposed revision will be made.

FUND SPECIFIC COMMENTS — ASIA PACIFIC FOCUS FUND

Main Investment Strategies

5.	Comment: The Investment Strategy section of the Risk/Return Summary indicates that the Fund invests in securities of foreign companies located throughout the Asia Pacific region, except Japan. However, the name of the Fund, “JPMorgan Asia Pacific Focus Fund” suggests that the Fund is invested in all of the companies located in the Asia Pacific region including Japan. The name of the Fund should be changed to include “Ex-Japan” to reflect that the Fund does not invest in Japan and to comply with Rule 35d-1.

Response: We believe that the name complies with Rule 35d-1. With regard to names suggesting investment in certain geographic regions, Rule 35d-1(a)(3) requires that a fund (i) adopt “a policy to invest, under normal circumstances, at least 80% of the value of its Assets in investments that are tied economically to the particular country or geographic region suggested by its name” and (ii) disclose “in its prospectus the specific criteria used by the Fund to select these investments.” The Fund’s prospectus discloses the following policy:

“Under normal circumstances, the Fund will invest at least 80% of its Assets in securities of foreign companies located throughout the Asia Pacific region, except Japan.”

This policy adheres to the requirements of the Rule. In accordance with the terms of the Rule, the Fund’s policy requires investment of the Fund’s assets in investments that are “economically tied” to the Asia Pacific region. The phrase “except Japan,” in addition to other disclosure contained in the prospectus, responds to the requirement in the Rule that the prospectus disclose the specific criteria used by the Fund to select investments.

In addition, we note that neither Section 35(d) nor Rule 35d-1 requires the name of a Fund to describe the details of a particular fund’s strategies. For instance, a fund that has a bias toward value investments is not required to indicate its strategy in the Fund’s name. Rather, the applicable Section and Rule merely require that the name not be deceptive or misleading. As the Fund’s name indicates, the Fund will focus in the Asia Pacific region.

Finally, we do not agree that the terms “Asia Pacific” suggest that a fund necessarily will have exposure to “all” countries in the Asia-Pacific region. While we concede that, without the additional disclosure summarized above, a fund with those terms in its name might be expected to hold investments tied to every country in the region, it is equally true that such a fund could reasonably be expected to hold investments tied to some, but not all, of the countries in the region.

6.	Comment: The Investment Strategy of the Fund indicates that the Fund uses exchange-traded futures to manage cash flow. Please verify that exchange-traded futures are the only types of derivatives used as part of the Fund’s principal strategy.

Response: The Fund hereby confirms that it appropriately discloses the derivatives that it currently intends to utilize as part of its principal strategy in the section “What are the Fund’s Main Strategies.” As noted therein, in addition to exchange-traded futures, the Fund currently intends to utilize other instruments that have similar economic characteristics to equity securities, such as participation notes as part of its principal strategy.

Main Risks

7.	Comment: Please revise the “Derivatives Risk” disclosure to be specific to the Fund as required by the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”). The Derivatives Risk in the Risk/Return Summary is generic and should highlight the principal risks associated with the derivatives identified in the Risk/Return Summary as principal strategies (i.e., exchange-traded futures).

Response: We believe that the disclosure appropriately identifies the main risks associated with the Fund’s use of derivatives and complies with the requirements of Form N-1A and guidance in the Derivatives Letter.

More About the Fund

8.	Comment: The disclosure indicates that, although not a main strategy, the Fund will utilize “derivatives, including futures, options, swaps and forwards.” Please harmonize this disclosure with the Risk/Return Summary which indicates that futures will be a principal strategy of the Asia Pacific Focus Fund.

Response: In response to the comment, the disclosure in the “More About the Fund” section will be harmonized with the disclosure in the Risk/Return Summary.

9.	Comment: The “More About the Fund” section includes “China Region Risk.” Given the potential impact of investments in China on the Fund, “China Region Risk” should be summarized in the Risk/Return Summary.

Response: In response to the comment, a risk factor will be added to the section “The Fund’s Main Investment Risks.”

10.	Comment: The “More About the Fund” section includes “Convertible Securities Risk.” This risk is not summarized in the Risk/Return Summary. If “Convertible Securities Risk” is a principal risk, it should be summarized in the Risk/Return Summary. If not, please identify it as well as any other risks which are non-principal in the “More About the Fund” section.

Response: The Fund hereby confirms that convertible securities are not a principal investment. With regard to the identification of non-principal risks, the Fund believes that the prospectus already complies with this request. Specifically, the second paragraph under the heading “Investment Risks” in the “More About the Fund” section states that “[t]he main risks associated with investing in the Fund are summarized in the ‘Risk/Return Summary’ at the front of this prospectus. More detailed descriptions of the main risks and additional risks of the Fund are described below.” The Risk/Return Summary at the front of the prospectus has a subsection labeled “The Fund’s Main Investment Risks” which is intended to identify the main risks of investing in the Fund. In accordance with the general instructions to Form N-1A, “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

FUND SPECIFIC COMMENTS — EX-G4 CURRENCY STRATEGIES FUND

    Main Investment Strategies

11.	Comment: The “Risk/Return Summary” discloses that the Fund will have exposure to U.S. dollar securities. Please indicate the percentage of the Fund that will be allocated to U.S. dollar investments.

Response: We believe the current disclosure complies with the requirements of Form N-1A. As indicated in the “Risk/Return Summary,” the Fund’s principal strategy is to gain exposure to non-G4 currencies. Although there is no set maximum percentage that can be allocated to U.S. dollar investments, the “Risk/Return Summary” identifies that the Fund will use U.S. dollar-denominated securities for the limited purpose of maintaining “asset coverage requirements for the Fund’s derivative positions and for short-term investment and cash management purposes.” In addition, the disclosure further provides that the Fund will use currency derivatives to hedge such U.S. dollar denominated investments back to non-G4 currencies. We are concerned that adding a maximum percentage that can be invested in U.S. dollar denominated securities will obscure the limited purpose for which such investments will be used. In addition, we believe that the current disclosure provides meaningful information as to how U.S. dollar investments are integrated into the Fund’s principal strategy to gain exposure to non-G4 currencies.

12.	Comment: The Risk/Return Summary indicates that the adviser will “actively” manage the Fund’s exposure to currencies, interest rates, and sectors. Please include high portfolio turnover risk in the main risk section if such active management will result in a portfolio turnover over 100%.

Response: We hereby confirm that the anticipated portfolio turnover for the Fund is not over 100%.

13.	Comment: Please revise the “Derivatives Risk” disclosure to be specific to the types of derivatives used by the Fund as required by the guidance in the Derivatives Letter.

Response: We have clarified the “Derivatives Risk” in the “Risk/Return Summary” to disclose that the Fund’s use of currency derivatives may result in the Fund realizing more short-term capital gain and ordinary income subject to tax at ordinary income tax rates. With this clarification, we believe that the “Risk/Return

Summary” discloses the principal risks of the Fund’s derivative strategies. In addition to the principal risks described under “Derivatives Risk,” the “Strategy Risk” highlights unique risks associated with the Fund’s use of foreign currency derivative strategies.

FUND SPECIFIC COMMENTS — GLOBAL UNCONSTRAINED EQUITY FUND

    Main Investment Risks

14.	Comment: The only derivatives disclosed in the investment strategy are exchange-traded futures. The Derivatives Risk disclosure is generic and should describe the specific risks associated with the use of exchange-traded futures.

Response: The Fund believes that the disclosure appropriately identifies the main risks associated with the Fund’s use of derivatives and complies with the requirements of Form N-1A and the guidance in the Derivatives Letter.

    More About the Funds

15.	Comment: The “More About the Funds” section indicates that the main investment strategies may include “derivatives including futures, options, swaps, participation notes and forwards.” If such derivatives are used as part of the principal investment strategy, they should be disclosed in the Risk/Return Summary. Otherwise, please indicate that such investments are not used as part of the principal investment strategy of the Fund.

Response: As disclosed in the Risk/Return Summary, the only derivatives used as a principal strategy are exchange traded futures. The “More About the Fund” section will be clarified to indicate that derivatives other than certain futures are not used as part of the principal investment strategy of the Fund.

FUND SPECIFIC COMMENTS — INTERNATIONAL UNCONSTRAINED EQUITY FUND

    Main Risks

16.	Comment: Please revise the “Derivatives Risk” disclosure to be specific to the types of derivatives used by the Fund as required by the guidance in the Derivatives Letter.

Response: The Fund believes that the disclosure appropriately identifies the main risks associated with its use of derivatives and complies with the requirements of Form N-1A and the guidance in the Derivatives Letter.

    More About the Fund

17.	Comment: The “More About the Fund” section discloses that the Fund may invest in equity securities which include trust or partnership interests. If there are risks unique to these investments, please disclose them in the Risk/Return Summary.

Response: The Fund believes the risk disclosure contained in the prospectus appropriately identifies the main risks associated with investments in equity securities including trust or partnership interests.

18.	Comment: Please indicate under “Investment Risks” which risks are principal and which risks are not.

Response: The Fund believes that the prospectus already complies with this request. Specifically, the second paragraph under the heading “Investment Risks” in the “More About the Fund” section states that “[t]he main risks associated with investing in the Fund are summarized in the ‘Risk/Return Summary’ at the front of this prospectus. More detailed descriptions of the main risks and additional risks of the Fund are described below.” The Risk/Return Summary at the front of the prospectus has a subsection labeled “The Fund’s Main Investment Risks” which clearly identifies the main risks of investing in the Fund. In accordance with the general instructions to Form N-1A, “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

19.	Comment: Please harmonize the “Derivatives Risk” section with the Investment Strategies section and Main Risk section and include in the disclosure whether derivatives are used for hedging only or for other reasons.

Response: In response to the comment, the disclosure concerning which derivatives are used as a principal strategy in the “More About the Fund” section has been harmonized with the Risk/Return Summary. Please note that derivatives may be used for non-hedging purposes and the disclosure has been clarified to identify the reasons that derivatives may be used.

FUND SPECIFIC COMMENTS — TOTAL EMERGING MARKETS FUND

    Main Investment Strategies

20.	Comment: Please indicate the types of equity and debt securities that will be used as part of the Fund’s principal investment strategy.

Response: The proposed revision will be made.

21.	Comment: Please identify whether the Fund employs any maturity, duration or credit quality strategies as a principal strategy of the Fund.

Response: The Fund does not employ any maturity, duration or credit quality strategies as a principal strategy.

22.	Comment: The Risk/Return Summary indicates that the adviser will “actively” manage the Fund’s currency exposure within its locally denominated sovereign debt holdings. Please include high portfolio turnover risk in the main risk section if such active management will result in a portfolio turnover over 100%.

Response: We hereby confirm that the anticipated portfolio turnover for the Fund is not over 100%.

    Main Risks

23.	Comment: The risk disclosure includes “High Yield Securities Risk.” Please disclose in the investment strategy section the percentage that may be allocated to high yield securities.

Response: The Fund does not have a set percentage of its assets that may be allocated to high yield securities.

24.	Comment: Please revise the “Derivatives Risk” disclosure to be specific to the types of derivatives used by the Fund as required by the guidance in the Derivatives Letter. Please disclose whether the Fund’s derivative transactions will result in the Fund realizing more short-term capital gain and ordinary income if such risks are a principal risk of the Fund.

Response: The Fund believes that the disclosure appropriately identifies the main risks associated with its use of derivatives and complies with the requirements of Form N-1A and the guidance in the Derivatives Letter.

    More About the Fund

25.	Comment: Please move the following from the “More About the Fund” section to the “Risk/Return Summary”: “Under certain market conditions, the Fund’s use of derivatives for cash management or other investment management purposes could be significant.”

Response: The proposed revision will be made.

26.	Comment: The “More About the Fund” section discloses “Privately Placed Securities Risk.” Please include this disclosure in the “Risk/Return Summary” if such risk is a principal risk of the Fund. Otherwise, please indicate in the “More About the Fund” that such risk is not a principal risk.

Response: “Privately Placed Securities Risk” is not a principal investment risk. With regard to the identification of non-principal risks, the Fund believes that the prospectus complies with this request. Specifically, the second paragraph under the heading “Investment Risks” in the “More About the Fund” section has been revised to state that “[t]he main risks associated with investing in the Fund are summarized in the ‘Risk/Return Summary’ at the front of this prospectus. More detailed descriptions of the main risks and additional risks of the Fund are described below.” The Risk/Return Summary at the front of the prospectus has a subsection labeled “The Fund’s Main Investment Risks” which clearly identifies the main risks of investing in the Fund. In accordance with the general instructions to Form N-1A, “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

In connection with your review of the Fund’s Post-Effective Amendment No. 172 filed by the Trust on August 30, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio Assistant Secretary